NSAR - Q77K






On December 31, 2007 Ernst & Young, LLP ("E&Y") resigned as the independent registered public accounting firm of ARC I. On February 28, 2008, the Board of Trustees of ARC I selected PricewaterhouseCoopers, LLP as the new independent registered public accounting firm for ARC I.
E&Y's reports on ARC I's financial statements for the two most recent fiscal years contained no adverse opinion or disclaimer of opinion , and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the period E&Y was engaged, there were no disagreements with E&Y on any matter of accounting principles, financial statement disclosure or auditing scope or procedures,which disagreements, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on ARC I's financial statements.